Room 4561

February 9, 2007

Mr. E. Wayne Jackson, III
Chief Executive Officer
Sourcefire, Inc.
9770 Patuxent Woods Drive
Columbia, Maryland 21046

Re: Sourcefire, Inc.
Amendment No. 3 to Registration Statement on Form S-1 filed January 19, 2007
File No. 333-138199

Dear Mr. Jackson:

We have reviewed your amended filing and response letter dated January 19, 2007 and have the following comments.

Amendment No. 3 to Registration Statement on Form S-1

1. We note your response to comment 3 of our letter dated January 10, 2007. You have presented information in your prospectus from IDC and Gartner that is not otherwise available to the public at little or no cost. Notwithstanding your assertion that IDC and Gartner are not experts and that no opinion is being expressed by them with respect to the data presented, the data has in fact been collected, compiled and prepared by them for consumption by others. As evidenced by your citation to them in this registration statement, their reference as the source of the data appears to afford confidence to potential investors of such data. As such, Rule 436(b) under the Securities Act would appear to require consents of IDC and Gartner for the use of their information in your disclosure. Please provide the requested consents or revise the disclosure to eliminate the references to IDC and Garnet and indicate that the data as your own.

2. We note your response to comment 7 of our letter dated January 10, 2007 that holders of the requisite number of shares of preferred stock have consented to cause automatic conversion of all series of preferred stock upon consummation of the offering since the automatic conversion feature of your preferred securities contained in your articles of incorporation will likely not be triggered given the estimated offering range. File any material agreements relating to this action as exhibits or advise why such agreements are not required to be filed. We further note that your offering contemplates selling stockholders. Please note our guidance with respect to the registration for resale of shares underlying convertible securities sold in a private placement as set forth in

interpretation 3S of the Securities Act Section portion of the March 1999 supplement to our manual of publicly available telephone interpretations for additional guidance. If any holders of preferred stock are to be selling stockholders, please provide us your analysis as to whether your preferred stockholders' election to convert evidences a completed private placement prior to the filing of your registration statement. Please also advise us of the exemption upon which you are relying upon for the issuance of shares of common stock upon the conversion of the outstanding preferred stock.

Management's Discussion and Analysis, pages 33-50

3.   We note your response to comment number 6. In your response you indicate that your products perform a similar function – providing network security, thus, they are viewed as being in one group of similar products as provided for in SFAS 131. Regarding your products we note the following:

- We note that customers purchase your products both individually and jointly with each other.
- Your products are sold separately and have different pricing structures.
- Your products can operate independently of each other.
- Your response to previous comment number 23 in the December 12, 2006 response letter indicates that you separately track unit volume, average price per unit and the overall split between the three components.
- Your products appear to have different gross margins and possibly differing sales trends.
- We also note that you have addressed separately the impact of new product releases on operating results within MD&A.

Based on the information provided, the dissimilar characteristics and the nature of each of your products (as noted above) it would appear that the information required by paragraph 37 of SFAS 131 is required. Further, within MD&A you should expand your disclosures to address the operating results and activity within your product lines as well as addressing trends therein in order for the reader to obtain a clear understanding in assessing both future and past performance. We reference Item 303(a)(3)(ii) of Regulation S-K. Please revise accordingly.

Description of Capital Stock, pages 79-80

4.   We note your response to comment number 7 and will review your future response once the offering range has been established.

Notes to the Consolidated Financial Statements

Note 8 Stock Incentive Plan, page F-22

5.   We note your response to comment number 14. If any portion or opinion of an expert or counsel is quoted or summarized in a registration statement, the written consent of the expert should be filed as an exhibit to the registration statement and shall expressly state that the expert or counsel consents to such quotations or summarization. We refer you to Rule 436(a) under the Securities Act.   Please revise to include the expert's consent.

6.   We note your responses to comments numbers 14-16. Since you are relying in part on a contemporaneous valuation performed by an unrelated valuation specialist please revise MD&A to provide all the relevant disclosures identified within paragraph 182 of the AICPA "Valuation of Privately-Held-Company Equity Securities Issued as Compensation," (the "Practice Aid"). For example, we note that your enterprise valuation relies in part on a market approach, however, your disclosure does not address the significant factors, assumptions and basis for methodologies employed in determining fair value of your equity securities. Considering that you have more than one class of equity you have not disclosed the significant factors, assumptions and methodologies used to allocate enterprise value. Please revise to more fully and clearly discuss within MD&A the significant factors, assumptions, and methodologies utilized in determining fair value of your common stock.

7.   We note your response to comment number 7. The staff respectfully reminds the company to provide the disclosures required by paragraph 180 of the Practice Aid once the IPO price range has been determined.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Marc Thomas at (202) 551-3452 or Craig Wilson, Senior Associate Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Lee at (202) 551-3477 with any other questions. If you need further assistance, you may me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile
        Thomas J. Knox, Esq.
        Jeffrey S. Marcus, Esq.
        Morrison & Foerster LLP
        1650 Tysons Boulevard, Suite 300
        McLean, Virginia 22102
        Telephone: (703) 760-7700
        Facsimile: (703) 760-7777